Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

February 16, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: Rand Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-1
Filed December 28, 2006
File No. 333-138452

Dear Mr. Reynolds:

On behalf of Rand Acquisition Corp. II (the “Company”), we hereby file Amendment No. 3 to the above-captioned Registration Statement updating the Company’s financial statements through December 31, 2006.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

By:	/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Laurence S. Levy